Exhibit 99.1

Lotus Tech Announces Change to Board Composition

NEW YORK, June 3, 2026 (GLOBE NEWSWIRE) – Lotus Technology Inc. (“Lotus Tech” or the “Company”) (Nasdaq: LOT), a leading global intelligent and luxury mobility provider, today announced that the board of directors of the Company (the “Board”) has appointed Mr. Joe Quan Zhang as a member and chairman of the Board and the compensation committee and the nominating and corporate governance committee of the Board, effective June 3, 2026.

Mr. Zhang succeeded Mr. Daniel Donghui Li, who had served on the Board since the inception of the Company. During his time as chairman, Mr. Li played a pivotal role in guiding the business as Lotus Tech broadened its product range and expanded into new markets. He has chosen to step down as a member of the Board, as chairman of the Board and from the Board committees, effective May 31, 2026, due to personal reasons.

The announcement comes on the heels of Lotus Tech entering its next phase of growth, executing its Focus 2030 strategy to strengthen its competitiveness as a global performance brand, and transform into a more flexible sustainable business model.

“This is an exciting time to be joining Lotus Tech. With the Focus 2030 strategy, the Company has a clear and ambitious roadmap, and I see enormous potential in the road ahead. I am honoured to take on the role of chairman, and I look forward to working with the Board and the management team to deliver that strategy, uphold rigorous corporate governance and build lasting value for shareholders as we shape a bright future for Lotus Tech,” said Mr. Zhang, “Daniel has made exceptional contributions to the development of Lotus Tech while serving as chairman since 2021. Under his stewardship, the Company has navigated a fast-changing market and laid strong foundations for the future.”

“On behalf of the Company, I want to thank Daniel for his strategic vision, deep industry insight and steady leadership, which have been fundamental to our progress,” said Mr. Qingfeng Feng, Chief Executive Officer of Lotus Tech, “We are delighted to welcome Joe as our new chairman. His expertise in strategic management and global finance, together with his track record of driving growth at Geely Holding, makes him ideally placed to help lead Lotus Tech into its next chapter.”

Mr. Zhang is Vice President and Chief Financial Officer of Zhejiang Geely Holding Group (“Geely Holding” or the “Group”), with over a decade of board and global executive leadership experience in corporate finance and strategic management. He joined Geely Holding in 2014 and has held several key positions within the Group, including Deputy Chief Financial Officer, General Manager of its Financial Management Center, and Director of its Strategic Finance Center. Mr. Zhang received a Bachelor’s degree in international accounting from Shanghai University of Finance and Economics in July 2002.

About Lotus Technology Inc.

Lotus Technology Inc. has operations across the UK, the EU and China. The Company is dedicated to delivering luxury lifestyle electric vehicles, with a focus on world-class R&D in next-generation automobility technologies such as electrification, digitalization and more. For more information about Lotus Technology Inc., please visit www.group-lotus.com.

Forward-Looking Statements

This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “forecast”, “plan”, “seek”, “future”, “propose” or “continue”, or the negatives of these terms or variations of them or similar terminology although not all forward-looking statements contain such terminology. Forward-looking statements involve inherent risks and uncertainties, including those identified under the heading “Risk Factors” in the Company’s filings with the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date of this press release, and Lotus Technology Inc. undertakes no obligation to update any forward-looking statement, except as required under applicable law.

Contact Information

For investor inquiries

ir@group-lotus.com